                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934


                                Amendment No. 7


                            PRECISION SYSTEMS, INC.
                            -----------------------
                                (Name of Issuer)


                         Common Stock ($.01 par value)
                         ------------------------------
                         (Title of Class of Securities)


                                  740329-10-7
                                  -----------
                                 (CUSIP Number)


                           Thomas J. Egan, Jr., Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                          Washington, D.C.  20006-4078
                                 (202) 452-7000
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 30, 1997
                               ------------------
                         (Date of Event which Requires
                           Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                               Page 1 of 8 Pages
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CUSIP No. 740329-10-7
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(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     RMS Limited
       Partnership         Crystal Diamond, Inc.     Roy M. Speer
     88-0224372            88-0223159                ###-##-####

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(2)  Check the Appropriate Box if a Member             (a) [X]
     of a Group  (See Instructions)                    (b) [ ]
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(3)  SEC Use Only

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(4)  Source of Funds
                          PF

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(5)  Check Box if Disclosure of Legal Proceedings          [ ]
     is Required Pursuant to Items 2(d) or 2(e)
     N/A
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(6)  Citizenship or Place of Organization

     RMS Limited Partnership -- Nevada limited partnership
     Crystal Diamond, Inc. -- Nevada corporation
     Roy M. Speer -- individual citizen of the United States

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Number of Shares            (7)  Sole Voting Power
Beneficially Owned                         0
by Each Reporting           --------------------------------------------------
Person With                 (8)  Shared Voting Power
                                 3,634,432 by each person
                            --------------------------------------------------
                            (9)  Sole Dispositive Power
                                           0
                            --------------------------------------------------
                            (10) Shared Dispositive Power
                                 3,634,432 by each person
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     RMS Limited Partnership -- 3,634,432 shares
     Crystal Diamond, Inc. -- 3,634,432 shares
     Roy M. Speer -- 3,634,432 shares

------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)         [X]
     Excludes Certain Shares
------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     RMS Limited Partnership -- 19.84%
     Crystal Diamond, Inc. -- 19.84%
     Roy M. Speer -- 19.84%

------------------------------------------------------------------------------
(14) Type of Reporting Person

     RMS Limited Partnership -- PN
     Crystal Diamond, Inc. -- CO
     Roy M. Speer -- IN

Securities and Exchange Commission
Washington, D.C.
Schedule 13D


         RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as filed on July 31, 1992 and as amended by that Amendment No. 1 to the Schedule 13D dated December 17, 1993, by that Amendment No. 2 to the
Schedule 13D dated January 5, 1995, by that Amendment No. 3 to the Schedule 13D dated April 5, 1995, by that Amendment No. 4 to the Schedule 13D dated June 10, 1996 and by that Amendment No. 5 to the Schedule 13D dated June 27, 1996 and by that Amendment No. 6 to the Schedule 13D dated April 7, 1997 (as amended the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Precision Systems, Inc., a Delaware corporation.

ITEM 1.    SECURITY AND ISSUER

         Item 1 of the Schedule 13D is hereby amended to read as follows:

         This report relates to the common stock, par value $.01 per share (the "Common Stock") of Precision Systems, Inc., a Delaware corporation (the "Company" or PSI").

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Schedule 13D is hereby amended by adding the following to the disclosure contained therein:

         On September 30, 1997, RMS loaned to PSI $2,000,000 (the "Loan") and, in connection with such Loan, was granted a warrant to purchase 275,000 shares of Common Stock (the "Warrant"). The source of the funds used was the working capital of RMS.

ITEM 4.    PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended to read as follows:

         The Common Stock and Class B Common Stock issued to RMS and Mr. Speer in the distribution were received as part of a tax-free distribution of the capital stock of PSI to all of the shareholders of Home Shopping Network, Inc. On June 27, 1996, RMS converted all of the issued and outstanding shares of Class B Common Stock into shares of Common Stock.

         On December 13, 1993, RMS purchased from PSI 10,000 shares of non-voting Series A Preferred Stock pursuant to the terms and


                               Page 3 of 8 Pages
conditions of a stock purchase agreement of the same date (the "Agreement"). The Series A Preferred Stock has a liquidation preference of $580 per share (the "Liquidation Preference") and each share of Series A Preferred Stock is convertible at the option of the holder into that number of shares of Common Stock determined by dividing the Liquidation Preference by the Conversion Price. The initial Conversion Price was set at $5.16 and is subject to adjustment in certain circumstances pursuant to the antidilution provisions of the Series A Preferred Stock. The Series A Preferred Stock is redeemable at the option of the Company. The redemption price for the Series A Preferred Stock will equal 110% of the Liquidation Preference plus any accrued and unpaid dividends (and interest accrued thereon). While the Series A Preferred Stock is outstanding, PSI is precluded from changing the rights and preferences of the Series A Preferred Stock, issuing a class of equity securities that has rights senior to those of holders of Series A Preferred Stock or incurring additional indebtedness (except as permitted in the Certificate of Designations relating to the Series A Preferred Stock) without the approval of holders of a majority of Series A Preferred Stock. The Series A Preferred Stock bears a cumulative annual dividend of 6% with interest accumulating on unpaid dividends at an annual rate of 6%.

         The Agreement grants RMS and Mr. Speer registration rights with respect to the Common Stock held by them and the Common Stock into which the Class B Common Stock and Series A Preferred Stock may be converted.

         On April 7, 1997, RMS purchased for $1.5 million (the "Purchase Price") 1,500 shares of non-voting Series B Preferred Stock and a warrant to purchase up to 150,000 shares of the Company's Common Stock (the "Series B Warrant"). The Series B Preferred Stock may be converted at the option of the Company and at any time prior to December 31, 1997 into new securities which may be issued by the Company. In the event shares of Series B Preferred Stock remain outstanding on December 31, 1998, such shares shall become convertible at the option of the holder thereof into that number of shares of Common Stock equal to the quotient realized by dividing (i) the sum of the Purchase Price and any accumulated and unpaid dividends plus interest thereon (the "Conversion Amount") by (ii) the Conversion Price in effect on the date of conversion. The initial Conversion Price for the Series B Preferred stock was set at $4.47 which equaled the average bid closing price for the Company's Common Stock during the ten trading days prior to the closing date of the issuance of the Series B Preferred Stock. The conversion price is subject to adjustment for certain deemed issuances of additional shares of Common Stock. The Series B Preferred Stock bears a cumulative annual dividend of 8% with interest accumulating on unpaid dividends at an annual rate of 8%. The Series B Preferred Stock carries no voting rights (other than as may be required under the Delaware General Corporation Law).


                               Page 4 of 8 Pages
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         The Series B Warrant has an exercise price equal to $6.0938 which represents: (i) the current market price of the Common Stock as determined by the closing price of the Common Stock on the Nasdaq Stock Market on the day prior to the date of closing; plus (ii) a 25% premium. The Series B Warrant will be exercisable at any time during the five-year period commencing twelve
(12) months after the date of issuance. The exercise price and number of shares issuable upon exercise of Warrants are subject to adjustment in certain circumstances. In connection with the issuance and sale of the Series B Preferred Stock, the Company granted RMS registration rights with respect to shares of Common Stock held by RMS or which may be acquired by RMS upon the conversion of any convertible securities.

         On September 30, 1997, RMS loaned to PSI $2,000,000 pursuant to the terms and conditions of a Loan Agreement between RMS, the Company, Vulcan Ventures Incorporated and Didier Primat. In connection with making such loan, PSI granted RMS a warrant to purchase up to 275,000 shares of the Company's Common Stock. The Loan is evidenced by an unsecured promissory note which is due and payable on January 1, 1999. Interest will accrue on the Loan at an annual rate of 8% payable on September 30, 1998 and on the maturity date of the Loan. The Company may prepay the Loan at any time prior to maturity without penalty.

         The Warrant has an exercise price equal to $4.00 which represents: (i) the average closing price of the common stock on the Nasdaq Stock Market for the ten day period prior to the date of closing; plus (ii) a 25% premium. The Warrant will be exercisable at any time during the five-year period commencing twelve (12) months after the date of issuance. The exercise price and number of shares issuable upon exercise of the Warrant will be subject to adjustment in certain circumstances.

         Other than as described in this Item 4, neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has any present plans or proposals which relate to or would result in: (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries; (4) any material change in the capitalization or dividend policy of the Company; (5) any other material change in the Company's business or corporate structure; (6) changes to the Company's charter, bylaws


                               Page 5 of 8 Pages
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or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (7) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association; (8) a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (9) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, RMS, Crystal Diamond and Mr. Speer reserve the right to purchase additional securities of the Company, dispose of all or a portion of their holdings of securities of the Company, or change their intentions with respect to any of the matters referred to in this Item 4.

         Because the Warrant may not be exercised prior to September 30, 1998 and the Series B Warrant may not be exercised prior to April 7, 1998, RMS, Crystal Diamond, Inc. and Mr. Speer disclaim beneficial ownership of the securities underlying the Warrant and the Series B Warrant. In addition, because the Series B Preferred Stock may not be converted into shares of Common Stock by the holders thereof prior to January 1, 1999, RMS, Crystal Diamond and Mr. Speer disclaim beneficial ownership of the securities underlying the Series B Preferred Stock held by RMS.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) of the Schedule 13D is amended by adding the following to the disclosure contained therein:

         (a) RMS is the beneficial owner of (i) 2,415,945 shares of the Company's Common Stock, (ii) 10,000 shares of the Company's Series A Preferred Stock, which shares represent all of the issued and outstanding shares of the Series A Preferred Stock, and (iii) 1,500 shares of the Company's Series B Preferred Stock, which shares represent 33.33% of the outstanding Series B Preferred Stock. In addition, RMS holds warrants to purchase an aggregate of 425,000 shares of Common Stock. Such warrants currently are not exercisable. Neither Mr. Speer nor Crystal Diamond, Inc. directly hold any shares of Common Stock.

         The 2,415,945 shares of Common Stock held by RMS represent approximately 14.13% of the Company's Common Stock. The Series A Preferred Stock, which carries no voting rights (other than as required under the Delaware General Corporation Law), may be converted into shares of Common Stock at a conversion price of $4.76 per share. The Series A Preferred stock may be converted into 1,218,487 shares of Common Stock or approximately 7.13% of the


                               Page 6 of 8 Pages
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Common Stock after giving effect to the conversion.(1) Thus, RMS is deemed to be the beneficial owner of 3,634,432 shares or 19.84% of the Company's Common
Stock. The Series B Preferred Stock will become convertible into that number of shares of the Company's Common Stock determined by dividing the Conversion
Amount by the Conversion Price in effect on the date of conversion. The conversion price for the Series B Preferred Stock is currently set at $4.47.
The Series B Preferred Stock may be converted into Common Stock commencing January 1, 1999. As a result of the relationship described in Item 2, Crystal Diamond and Mr. Speer may also be deemed for securities law purposes to own 3,634,432 shares or 19.84% of the Company's Common Stock each.

Item 5(b) of the Schedule 13D is amended to read as follows:

         (b) RMS shares with Crystal Diamond and Mr. Speer the power to dispose or direct the disposition of 2,415,945 shares of Common Stock owned by RMS, 10,000 shares of Series A Preferred Stock owned by RMS, and 1,500 shares of Series B Preferred Stock owned by RMS and warrants to purchase 425,000 shares of Common stock held by RMS. The Series A Preferred Stock has no voting rights, but is convertible into 1,218,487 shares of Common Stock. The Series B Preferred has no voting rights, but will become convertible into shares of Common Stock beginning January 1, 1999.

Item 5(c) of the Schedule 13D is amended to read as follows:

         (c) On September 30, 1997, RMS made the Loan and acquired the Warrants from PSI. See Item 4 above for a description of the transaction.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended by adding the following paragraph thereto:

         All contracts, arrangements, understandings or relationships with respect to the Loan and the Warrant between RMS, Crystal

----------------------
    (1) Number of shares issuable upon conversion of Series A Preferred Stock is determined based upon the conversion price for such securities reported in the Company's Form 10-K for the transition period ended December 31, 1996. Such conversion price and the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock are subject to change based on the anti-dilution provisions relating to the Series A Preferred Stock contained in the Certificate of Designations.


                               Page 7 of 8 Pages
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Diamond or Mr. Speer and any other person are described in Item 4 above and in the Loan Agreement, Subscription Agreement and Warrant which are attached hereto as exhibits and which are incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A               Loan Agreement dated as of September 30,
                                 1997 by and among Precision Systems,
                                 Inc., RMS Limited Partnership, Vulcan
                                 Ventures Incorporated and Didier Primat

         Exhibit B               Subscription Agreement dated as of
                                 September 30, 1997 by and between
                                 Precision Systems, Inc. and RMS Limited
                                 Partnership

         Exhibit C               Warrant Certificate


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 1997


                                             /s/ Roy M. Speer
                                             ----------------------------------
                                             Roy M. Speer


                                             RMS LIMITED PARTNERSHIP,
                                             a Nevada limited partnership


                                             /s/ C. Thomas Burton
                                             ----------------------------------
                                             C. Thomas Burton
                                             President
                                             of Crystal Diamond, Inc.,
                                             the Managing General Partner of
                                             RMS Limited Partnership


                                             CRYSTAL DIAMOND, INC.,
                                             a Nevada corporation


                                             /s/ C. Thomas Burton
                                             ----------------------------------
                                             C. Thomas Burton
                                             President




                              Page 8 of 8 Pages